

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 4, 2023

Alan A. Villalon
Chief Financial Officer
Alerus Financial Corporation
401 Demers Avenue
Grand Forks, ND 58201

Re: Alerus Financial Corporation
Form 10-K for Fiscal Year Ended December 31, 2022
File No. 001-39036

Dear Alan A. Villalon:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Loans, page 74

1. We note the tabular disclosure on page 75 detailing the composition of your gross loan portfolio, which includes commercial real estate ("CRE"). Given the significance of CRE in your total loan portfolio, please revise your disclosures, in future filings, to further disaggregate the composition of your CRE loan portfolio by borrower type (e.g., by office, hotel, multifamily, etc.), geographic concentrations and other characteristics (e.g., current weighted average and/or range of loan-to-value ratios, occupancy rates, etc.), if any. In addition, revise to describe the specific details of any risk management policies, procedures or other actions undertaken by management in response to the current environment.

Item 8. Financial Statements and Supplementary Data
Note 3 Business Combinations, page 106

2.   We note you completed the acquisition of Metro Phoenix Bank in July 2022. Please tell us how you considered the disclosure requirements of ASC 805-10-50-2(h) and revise your future periodic filings to include all the required disclosures as applicable including, for instance, the supplemental pro forma information.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Katharine Garrett at 202-551-2332 or Amit Pande at 202-551-3423 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance